05007181

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Heineken Holding

*CURRENT ADDRESS

PROCESSED

APR 13 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5749 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/12/05

Annual Report

Annual Report
Annual Report
Annual Report
Annual Report
Annual Report
Annual Report
Annual Report
Annual Report

Established in Amsterdam

Heineken Holding N.V.

Agenda

for the meeting of holders of class A shares Heineken Holding N.V., to be held at 3.45 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on Wednesday, 20 April 2005 in the Beurs van Berlage, 243 Damrak, Amsterdam.

Opening

1 Amendments to the Articles of Association.

Explanatory notes to this item are appended.

Closure

Established in Amsterdam

Heineken Holding N.V.

Explanatory notes

to the agenda for the meeting of holders of class A shares Heineken Holding N.V., to be held on Wednesday, 20 April 2005.

Item 1 Amendments to the Articles of Association

The proposed amendments to the Articles of Association have been prompted in particular by the Dutch Corporate Governance Code of 9 December 2003 and the Act of 9 July 2004 amending Book 2 of the Dutch Civil Code in connection with the large company regime (structuurregeling), which came into effect on 1 October 2004. Heineken Holding N.V. itself is not subject to the large company regime.

The proposal also provides for the conversion of the A and B shares into a single category of (ordinary) shares, since the need for this (historically-based) distinction has lapsed. Apart from ordinary shares, the company will then just have priority shares.

In addition, the proposal contains amendments relating to textual clarifications, improvements in the layout and modernisation of the current Articles of Association.

The full text of the proposed amendments to the Articles of Association and explanatory notes are available for inspection at the offices of the company, from which a copy may be obtained. The text is also available on the website www.heinekeninternational.com.

The proposal also includes an authorisation to execute the notarial deed of amendment.

The amendments to the Articles of Association will come into effect upon execution of the notarial deed.

Agenda

for the Annual General Meeting of Shareholders Heineken Holding N.V., to be held at 4 p.m. – or later, if the meeting of holders of class A shares of Heineken Holding N.V. has not finished – on Wednesday, 20 April 2005 in the Beurs van Berlage, 243 Damrak, Amsterdam.

Opening

1 Report for the financial year 2004.

2 Adoption of the Balance Sheet as at 31 December 2004, of the Profit and Loss account for 2004 and the Notes thereto.

3 Announcement of the appropriation of the balance of the Profit and Loss account pursuant to the provisions in Article 12 (1) of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Amendments to the Articles of Association.*

6 Adoption of the remuneration policy for the Board of Directors.*

7 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.*

8 The Dutch Corporate Governance Code.*

9 Official language of the Annual Report.*

Closure

* Explanatory notes to these items are appended.

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Wednesday, 20 April 2005.

Item 5 Amendments to the Articles of Association

The amendments to the Articles of Association as proposed by the meeting of holders of priority shares and the meeting of holders of class A shares have been prompted in particular by the Dutch Corporate Governance Code of 9 December 2003 and the Act of 9 July 2004 amending Book 2 of the Dutch Civil Code in connection with the large company regime (structuurregeling), which came into effect on 1 October 2004. Heineken Holding N.V. itself is not subject to the large company regime.

The proposal also provides for the conversion of the A and B shares into a single category of (ordinary) shares, since the need for this (historically-based) distinction has lapsed. Apart from ordinary shares, the company will then just have priority shares.

In addition, the proposal contains amendments relating to textual clarifications, improvements in the layout and modernisation of the current Articles of Association.

The full text of the proposed amendments to the Articles of Association and explanatory notes are available for inspection at the offices of the company, from which a copy may be obtained. The text is also available on the website www.heineheninternational.com.

The proposal also includes an authorisation to execute the notarial deed of amendment.

The amendments to the Articles of Association will come into effect upon execution of the notarial deed.

Item 6 Adoption of the remuneration policy for the Board of Directors

Under the remuneration policy for the Board of Directors proposed by the meeting of holders of priority shares, the remuneration of the members of the Board of Directors will be the same as that of the members of the Supervisory Board of Heineken N.V.

Item 7 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights

It is proposed that the General Meeting of Shareholders authorises the Board of Directors, for a period of 18 months from the date on which the amendments to the Articles of Association referred to under item 5 become effective, as the body authorised to resolve to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used for the purpose of Heineken N.V.'s Long-Term Incentive Share Plan but may also be applied for other purposes, such as acquisition projects.

Item 8 The Dutch Corporate Governance Code

In the 2004 Report of the Board of Directors, a detailed overview is given of the way in which Heineken Holding applies the Dutch Corporate Governance Code (published on 9 December 2003). The requirements regarding disclosure on the website (www.heinekeninternational.com, section 'Corporate Governance') and in the annual report have been complied with.
Heineken Holding N.V. endorses the Code's principles. The structure of the Heineken group, in particular the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken Holding N.V. from complying with a few of the principles and best-practice provisions.

Item 9 Official language of the Annual Report

It is proposed that English be designated as the official language of the annual report with effect from the 2005 financial year, in view of the international character of the company and the financial markets, the international spread of Heineken Holding N.V.'s shareholders and the fact that English is generally accepted as the language of international business. Since the entire annual report is prepared in English, designating English as the official language of the annual report will prevent potential conflicts of interpretation in the translation. We shall continue to provide a translated Dutch-language version of the annual report.

Heineken Holding N.V.

Annual Report

2004

Established in Amsterdam

Heineken Holding N.V.

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding. The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. A shares are listed on Euronext Amsterdam. Options on Heineken Holding A shares are traded on Euronext.Liffe.

Contents

Report of the Board of Directors

Financial Statements 2004

Other Information

This is an English translation of the original Dutch-language report.
Both can be downloaded from www.heinekeninternational.com

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split

share price range — *year-end price*

Average trade in 2004:

177,042 shares per day


40
36
32
28
24
20
16
12
8
4
0
22.25
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Heineken Holding N.V.

Heineken Holding N.V. A shares are traded on Euronext Amsterdam. Options on Heineken Holding A shares are traded on Euronext.Liffe.
The average daily volume of trade in 2004 was 177,042 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2004

241,730,598 A shares	of €1.60 nominal value
3,281,250 B shares	of €1.60 nominal value
250 priority shares	of €2 nominal value

Shares in issue as at 31 December 2003

193,384,478 A shares	of €2 nominal value
2,625,000 B shares	of €2 nominal value
250 priority shares	of €2 nominal value

The B shares confer the same voting rights as the A shares. At a closing price of €22.25 on 31 December 2004, the market capitalisation of Heineken Holding N.V. as at balance sheet date was €5.4 billion.

Heineken Holding share price history

High: 7 May 2004, €24.72
Low: 12 January 2004, €20.00
Price on 31 December 2004: €22.25
*Price on 31 December 2003: €21.70**

Rules concerning insider trading

Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken Holding N.V. and Heineken N.V. that are applicable to the Board of Directors and individuals directly connected with the company.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has given notification of a 50.005% holding and Greenfee B.V. has given notification of a 6.8% holding in Heineken Holding N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196
2002	196
2003	196
2004	216

* After restatement for share split.

Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split


share price range
year-end price
Average trade in 2004:
1,104,730 shares per day
50
45
40
35
30
25
20
15
10
5
0
24.53
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Heineken N.V.

The shares and options of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. The average daily volume of trade in 2004 was 1,104,730 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2004
489,974,594 shares of €1.60 nominal value
Shares in issue as at 31 December 2003
391,979,675 shares of €2 nominal value
At a closing price of €24.53 on 31 December 2004, the market capitalisation of Heineken N.V. as at balance sheet date was €12 billion.

Year-end price	€24.53	31 December 2004
High	€28.47	5 May 2004
Low	€23.02	15 January 2004

Rules concerning insider trading

Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to a number of external parties.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. has disclosed an interest of 50.005% in Heineken N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon interest rate of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon interest rate of 5% maturing on 4 November 2013.

Financial calendar in 2005 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2004 results	22 February
Publication of annual report	25 March
Annual General Meeting of Shareholders, Amsterdam*	20 April
Quotation ex final dividend	22 April
Final dividend payable	9 May
Announcement of half-year results	7 September
Quotation ex interim dividend	8 September
Interim dividend payable	21 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13.
Information is also obtainable from the Investor Relations Department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Corporate Communication Department and/or Investor Relations Department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam, Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

* Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Board of Directors

M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board of Heineken N.V.

Composition of the Board of Directors

There were no changes in the composition of the Board of Directors.

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

Corporate governance

While Heineken Holding endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 4, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken Holding complying with a number of the principles and best-practice provisions, as discussed below.

Structure of the Heineken group

A 50.005% interest in Heineken N.V. is held by Heineken Holding. Both companies are listed on Euronext Amsterdam. L' Arche Holding S.A., a Swiss company owned by the Heineken family, in turn holds a 50.005% interest in Heineken Holding.

Standing at the head of the Heineken group, Heineken Holding is not an ordinary holding company. Since its formation in 1952, Heineken Holding's object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related companies. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding's governance structure

Heineken Holding is managed by the Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding, unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding engages in no operational activities and employs no staff.

Pursuant to its Articles of Association, Heineken Holding distributes the dividend it receives from Heineken N.V. in full to its shareholders.

Compliance with the Code

Heineken Holding intends to preserve its existing governance structure and will therefore not apply those principles and best-practice provisions which are inconsistent with its preservation.

For the reasons stated above, Heineken Holding engages in no operational activities, employs no staff, has no internal risk management and control system and has no Supervisory Board. Pursuant to its Articles of Association, Heineken Holding distributes the dividend it receives from Heineken N.V. in full to its shareholders. Heineken Holding will not apply principles and best-practice provisions which presume that this will not be the case.

Heineken Holding will not apply best-practice provision II.1.1, which limits the period of appointment and reappointment of a member of the Board of Directors to a maximum of four years. The members of the Board of Directors are appointed for an indeterminate period. The Board of Directors will, however, apply best-practice provision II.1.1 if it is made generally applicable by a change in the law.

Heineken Holding will not apply best-practice provision II.1.7, which limits the number of supervisory directorships of listed companies which may be held by a member of the Board of Directors to a maximum of two and does not permit a member of the Board of Directors to be the chairman of the supervisory board of a listed company. The Board of Directors considers this best-practice provision to be inconsistent with the nature of its activities.

Heineken Holding will apply best-practice provision II.2.6, concerning regulations governing the holding of and transactions in securities other than those of the company by members of the Board of Directors. The Board of

Directors itself has formulated its own regulations, which require once-yearly notification.

According to best-practice provision IV.3.8, the minutes of the General Meeting of Shareholders should be made available on request within three months from the date of the meeting, after which the shareholders should be given three months to comment on them. The minutes should then be adopted in the manner stipulated in the Articles of Association. It is customary, as provided in Article 14, paragraph 7, of the Articles of Association, to have a notarial record made of the proceedings of the General Meeting of Shareholders of Heineken Holding. The Board of Directors considers it desirable to continue this practice and best-practice provision IV.3.8 will be applied to the extent that it is consistent with it. The notarial record will be made available not later than three months from the date of the meeting.

Heineken Holding will comply with the other principles and best-practice provisions, provided the proposal to amend the Articles of Association referred to below is adopted.

Remuneration policy for members of the Board of Directors

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. As from the 2002 financial year, the amount of the remuneration has been determined by the meeting of holders of priority shares. In connection with the proposed amendments to the Articles of Association, the General Meeting of Shareholders will be invited to approve the policy on remuneration of the members of the Board of Directors. The application of this policy in practice in 2004 is discussed in the notes to the balance sheet and profit and loss account (page 17).

The General Meeting of Shareholders on 20 April 2005 will be invited to approve the continuation of the policy applied hitherto, under which the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. If this proposal is adopted, the remuneration of the chairman and members of the Board of Directors will remain unchanged for the 2005 financial year, at €45,000 and €38,000 respectively, payable quarterly.

Activities

The Board of Directors met on eight occasions in 2004. The Board adopted the report and accounts for 2003 and the half-year results for 2004.

Topics addressed at length by the Board of Directors included Heineken N.V.'s strategy, tactics, acquisitions, including the Volga and Shikhan breweries in Russia and the Sobol brewery in West Siberia, joint ventures with Brandhouse in South Africa and Femsa in the US, integration of recent acquisitions, in particular BBAG, the development of new products such as the BeerTender, financial policy, profit performance and the composition of the Supervisory and Executive Boards of Heineken N.V. and its principal operating companies.

Amendments to Articles of Association

The General Meeting of Shareholders on 20 April 2005 will be invited to approve a proposal to amend the Articles of Association, primarily to accommodate the Code and the change to Book 2 of the Dutch Civil Code which took effect on 1 October 2004. It also provides for the conversion of the A and B shares to a single class (ordinary shares), because this (historical) distinction is no longer relevant.

The text of the proposed amendments to the Articles of Association is available on request from Heineken Holding's office and can be accessed online at www.heinekeninternational.com.

Review of 2004

Share price

The market price of our company's shares increased slightly in 2004. The gap between the Heineken Holding N.V. and Heineken N.V. share price has continued to narrow and has now returned to its customary level. The reduced volatility of the financial markets is likely to have been a contributory factor.

The movement in the share price is plotted in the graph on the facing page.

Results

The nominal value of our company's participating interest in Heineken N.V. as at 31 December 2004 amounted to €392 million. The nominal value of the A and B shares issued by our company as at the same date was also €392 million.

Gap between Heineken Holding N.V. and Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for recapitalisation and share split

—
Heineken Holding N.V. close

—
Heineken N.V. close


50
45
40
35
30
25
20
15
10
5
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

As at 31 December 2004, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued share capital.

With regard to the company's balance sheet and profit and loss account, the Board of Directors has the following comments.

The carrying amount of the participating interest in Heineken N.V. is equal to the shareholders' equity of €1,690 million stated in the consolidated balance sheet, less the priority shares.

In accordance with the statutory requirements relating to the preparation of financial statements, our company's share – of 50.005% – in Heineken N.V.'s profit for 2004 of €537 million is recognised as income in our profit and loss account for 2004. That share in Heineken N.V.'s profit is made up of both the distributed and retained earnings for 2004. Pursuant to the statutory requirements already referred to, an amount of €313 million, being equal to 50.005% of the retained earnings of Heineken N.V. for 2004, will be added to the statutory reserve.

Heineken N.V. performance 2004 and outlook

Because our company heads the Heineken group, the notes to our financial statements include a consolidated balance sheet and profit and loss account for the Heineken group.

Heineken N.V. posted a net profit of €537 million in 2004. The result was adversely affected by currency movements and the write-down of the participating interest in Cervejarias Kaiser Brasil S.A.
Organic profit growth, excluding exceptional items and amortisation of goodwill, amounted to 8.1%.
The outlook for sustained organic growth in turnover and profit in 2005 is good. Heineken N.V.'s long-term profit forecast is positive, given the strength of its brand portfolio, its distribution structure and the opportunities for efficiency gains.

The outlook is discussed in greater detail in Heineken N.V.'s annual report.

International Financial Reporting Standards (IFRS)

A regulation adopted by the European Commission requires all listed companies to prepare their consolidated financial statements in accordance with the International

Financial Reporting Standards (IFRS) as from 1 January 2005, with a view to facilitating comparison of the results of listed companies in the various EU member states.

Heineken's consolidated financial statements will comply fully with IFRS from 2005. There are four areas in which IFRS differ from the accounting policies under which Heineken Holding N.V.'s financial statements have been prepared up to and including 2004.

Tangible fixed assets (IAS 16): until now, these have been stated at replacement cost less accumulated depreciation, but under IFRS they will be stated at historical cost less accumulated depreciation. When the 2004 figures are restated to reflect this change, depreciation will be around €35 million lower and there will be a non-recurring write-down of the tangible fixed assets in the opening balance sheet of €350 million.

Amortisation of goodwill (IFRS 3): under Dutch GAAP, goodwill was capitalised and amortised over a maximum of twenty years. Under IFRS, goodwill is carried as an asset in the balance sheet and subjected to an impairment test at least once a year. Restatement of the 2004 figures to reflect this change will reduce the annual amortisation charge by some €70 million.

Financial instruments (hedge accounting, IAS 39 and 32): under IFRS, all financial assets are stated at market value, including derivatives and other instruments used to minimise the effect of interest and exchange rate movements. Heineken will apply hedge accounting as from 2005. It is not possible at this stage to indicate what repercussions this will have for the 2005 results, because it depends on interest and exchange rate movements. The figures for 2004 will not be restated.

Stocks (IAS 2): under IFRS, stocks will be stated at weighted average historical cost, instead of replacement cost as in the past. When the 2004 figures are restated, the value of the stocks will be reduced by €8 million in the opening balance sheet.

The new rules regarding Employee benefits have already been implemented in the 2004 financial statements, on the basis of the amended Guidelines for Annual Reporting in the Netherlands, which embody the relevant IFRS standard (IAS 19).

Dividend proposal

Heineken N.V. proposes to distribute a dividend for 2004 of €0.40 per share of €1.60 nominal value, of which €0.16 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2004 at €0.40 per share of €1.60 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2004 totals €98 million in cash, of which €39.2 million has already been received by way of interim dividend. The final dividend due will therefore be €58.8 million.

In accordance with the provisions of Article 12, paragraph 7, of the Articles of Association, an interim dividend of €0.16 per share of €1.60 nominal value was distributed to holders of A and B shares on 21 September 2004. Pursuant to the provisions of Article 12 of the Articles of Association, a final dividend of €0.24 per share of €1.60 nominal value currently in issue will be payable to holders of A and B shares from 9 May 2005. Like the holders of Heineken N.V. shares, holders of A and B shares will therefore receive a total dividend for 2004 of €0.40 per share of €1.60 nominal value. A total of €98 million will be distributed to holders of A and B shares and a total of €20 will be distributed to holders of priority shares.

The auditors' report issued by KPMG Accountants is included in this report.

Amsterdam, 21 February 2005
Board of Directors

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

2004 Financial Statements

Balance Sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

		31 December 2004		31 December 2003
Assets				
Financial fixed assets				
Participating interest in Heineken N.V.		**1,689,669**		1,583,658
Current assets				
Receivables		**–**		645
Cash		**21**		1
		1,689,690		1,584,304
Equity and liabilities				
Shareholders' equity				
Issued share capital:				
Priority shares	**1**		1	
A shares	**386,769**		386,769	
B shares	**5,250**		5,250	
		392,020		392,020
Statutory reserve		**742,415**		429,619
General reserve		**286,707**		362,979
Result for the year		**268,527**		399,040
		1,689,669		1,583,658
Current liabilities				
Dividend for prior years		**21**		21
Credit institution		**–**		625
		1,689,690		1,584,304

Profit and Loss Account of Heineken Holding N.V.

in thousands of euros

		2004		2003
Income				
Result on participating interest in Heineken N.V.	**268,527**		399,040	
Management fee	**267**		329	
		268,794		399,369
Charges				
Other expenses		**267**		329
Profit		**268,527**		399,040

Notes to the Balance Sheet as at 31 December 2004 and the Profit and Loss Account for 2004 of Heineken Holding N.V.

General

The amounts disclosed in the notes are in thousands of euros unless otherwise indicated.

Valuation principles

The assets and liabilities are stated at face value unless otherwise indicated.

Principles for the determination of results

The result on the participating interest in Heineken N.V. corresponds to the company's share in the profit of Heineken N.V. for the year.

Balance Sheet

Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2004 amounted to €392 million, corresponding to 50.005% of the issued share capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V., as in preceding years, has been based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements.

	2004	2003
The carrying amount as at year-end, based on the amount of shareholders' equity disclosed in the consolidated financial statements of Heineken N.V. as at the same date, is therefore 50.005% of €3,379 million (year-end 2004)	**1,689,669**	1,583,658
In the opening balance sheet for 2004, the figure was 50.005% of €3,167 million (opening balance sheet for 2003: 50.005% of €2,637 million)	**1,583,658**	1,318,669
Increase in value during the year	**106,011**	264,989
This increase in value is made up of the following items:		
50.005% of the net profit of Heineken N.V. for 2004 of €537 million (2003: €798 million)	**268,527**	399,040
Less: Total interim dividend for 2004 and 2003 received by the company during the year	**39,202**	31,362
Appreciation due to profit retained by Heineken N.V. for 2004 and 2003	**229,325**	367,678
Less: Total final dividend for 2003 and 2002 received by the company during the year	**47,042**	47,042
Less: Other movements	**76,272**	55,647
Net increase in value	**106,011**	264,989

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2004, with a nominal value of €392 million, amounted to €6 billion (31 December 2003: €5.9 billion).

Receivables

This item in 2003 relates to refundable tax on dividends as per withholding tax refund applications submitted.

Cash

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

Issued share capital

The authorised share capital amounts to €1.5 billion. The issued share capital amounts to €392 million.

There are 241,730,598 A shares of €1.60 nominal value, 3,281,250 B shares of €1.60 nominal value and 250 priority shares of €2 nominal value in issue.

Statutory reserve

This reserve relates to the share in the profits achieved by Heineken N.V. less the dividends distributed by Heineken N.V.

	2004	2003
The movements were as follows:		
Balance as at 1 January	**429,619**	110,483
Add: Difference between the share in the profit of Heineken N.V. for 2003 and 2002 and the total amount of the final dividend for 2003 and 2002 received during the year	**351,998**	350,498
Less: Total amount of the interim dividend for 2004 and 2003 received by the company during the year	**39,202**	31,362
Balance as at 31 December	**742,415**	429,619

General reserve

	2004	2003
The movements were as follows:		
Balance as at 1 January	**362,979**	418,626
Less: The share in the movements reported directly in the reserves of Heineken N.V. relating to changes in accounting policies, revaluations and exchange differences	**76,272**	55,647
Balance as at 31 December	**286,707**	362,979

Total result

The total result for 2004 amounts to €193 million (2003: €344 million) and consists of changes in the accounting policies, exchange differences, realised and unrealised revaluations and the net profit for the year.

Dividend for prior years

This item is made up of the balance of uncalled cash dividends and the available balance in respect of stock dividend payable in cash.

Credit institution

This item in 2003 concerns the balance on the current account with the bank as at balance sheet date.

Profit and Loss Account

Result on participating interest in Heineken N.V.

Included here is the share in the net profit of Heineken N.V. for 2004, being 50.005% of €537 million (2003: 50.005% of €798 million).

Management fee

Heineken N.V. pays Heineken Holding N.V. a fee every year in accordance with a management agreement for the services which Heineken Holding N.V. provides to the Heineken group.

Other expenses

This concerns auditors' fees, administrative expenses and remuneration of the members of the Board of Directors.

Remuneration Board of Directors	*2004*	*2003*
M. Das	45	45
C.L. de Carvalho-Heineken	38	38
D.P. Hoyer	38	38
K. Vuursteen	38	38

Consolidated Balance Sheet

before appropriation of profit
in millions of euros

	31 December 2004		31 December 2003	
Assets				
Fixed assets				
Intangible fixed assets	**1,720**		1,151	
Tangible fixed assets	**5,127**		4,995	
Financial fixed assets	**779**		1,122	
		7,626		7,268
Current assets				
Stocks	**779**		834	
Receivables	**1,309**		1,380	
Securities	**76**		76	
Cash	**628**		1,340	
		2,792		3,630
		10,418		10,898
Equity and liabilities				
Group equity				
Shareholders' equity	**1,690**		1,584	
Minority interests in Heineken N.V.	**1,689**		1,583	
Minority interests in other group companies	**483**		732	
		3,862		3,899
Provisions		**568**		1,367
Employee benefits		**680**		–
Liabilities				
Long-term borrowings	**2,642**		2,721	
Current liabilities	**2,666**		2,911	
		5,308		5,632
		10,418		10,898

Consolidated Profit and Loss Account

in millions of euros

		2004		2003
Net turnover		**10,005**		9,255
Raw materials, consumables and services	**6,027**		5,557	
Personnel costs	**1,957**		1,832	
Amortisation/depreciation and value adjustments	**773**		644	
Total operating expenses		**8,757**		8,033
Operating profit		**1,248**		1,222
Results of and value adjustments to non-consolidated participating interests	**– 140**		101	
Interest	**– 180**		– 140	
		– 320		– 39
Profit on ordinary activities before tax		**928**		1,183
Taxation		**– 306**		– 319
Group profit on ordinary activities after tax		**622**		864
Minority interests in the results of group companies of Heineken N.V		**– 85**		– 66
Net profit on ordinary activities of Heineken N.V.		**537**		798
Minority interests in the profit of Heineken N.V		**– 268**		– 399
Net profit		**269**		399

The total result is shown on page 17.

Consolidated Cash Flow Statement

in millions of euros

	2004	2004	2003	2003
Cash flow from operating activities				
Operating profit	**1,248**		1,222	
Results of non-consolidated participating interests	**33**		30	
Amortisation/depreciation and value adjustments	**773**		644	
Movements in provisions	**– 25**		95	
Movements in employee benefits	**– 27**		–	
Movements in working capital	**93**		92	
Cash flow from operations		**2,095**		2,083
Interest paid and received		**– 192**		– 132
Taxation paid on profits		**– 383**		– 314
Cash flow from operating activities		**1,520**		1,637
Dividends paid		**– 243**		– 241
Cash flow from operating activities less dividends paid		**1,277**		1,396
Cash flow from investing activities				
Intangible fixed assets	**– 20**		– 26	
Tangible fixed assets	**– 637**		– 611	
Consolidated participating interests	**– 1,051**		– 1,339	
Non-consolidated participating interests	**2**		– 5	
Result on participating interests disposed of	**17**		71	
Other financial fixed assets	**18**		– 170	
		– 1,671		– 2,080
Cash flow from financing activities				
Long-term borrowings	**201**		1,501	
Repayment of long-term borrowings	**– 324**		– 271	
Share issue by group companies	**– 2**		3	
		– 125		1,233
Net cash flow		**– 519**		549
Other cash movements				
Changes in the consolidation		**– 32**		– 32
Exchange differences		**1**		15
Movement in cash		**– 550**		532
The net cash position is made up of				
Cash		**628**		1,340
Securities		**76**		76
Bank overdrafts		**– 517**		– 679
Position as at 31 December		**187**		737

Valuation, determination of results and consolidation

General

The amounts disclosed in the notes are in millions of euros unless otherwise indicated.

The financial statements and the annual report have been prepared in accordance with the provisions of Part 9, Book 2, of the Dutch Civil Code and the Guidelines for Annual Reporting in the Netherlands (GAR Guidelines).

In preparing the financial statements, the management makes estimates and assumptions affecting the reported assets, equity and liabilities as at the balance sheet date as well as the reported revenues. Significant estimates concern those affecting tangible fixed assets, goodwill, provisions, impairments, pensions and corporation tax.

Changes in accounting policies

With effect from the beginning of the 2004 financial year, pension costs and provisions have been accounted for on the basis of GAR Guideline 271 Employee benefits. This change in accounting policies has the non-recurring effect of reducing the shareholders' equity of Heineken N.V. as at 1 January 2004 by an amount of €187 million. The adoption of the provisions of GAR 271 Employee benefits resulted in the inclusion of the deferred tax asset of €100 million in respect of taxation on the difference between the valuation for reporting purposes and that for tax purposes. This deferred tax asset has been netted off with the provision for deferred tax liabilities.

In accordance with the transitional provisions of GAR 271, the comparative figures in the consolidated profit and loss account have not been restated to reflect the change in accounting policies. If Guideline 271 Employee benefits had already been adopted in 2003, the pension costs in 2003 would have been €23 million higher and the net profit on ordinary activities of Heineken N.V. would have been €15 million lower.

Consolidation

Heineken Holding N.V., Heineken N.V. and the companies in which Heineken N.V. directly or indirectly holds more than half of the voting share capital or is able to exercise control are fully consolidated. Minority interests in group equity and group profits are presented separately, analysed into Heineken N.V. and other group companies.

Proportional consolidation is applied in the case of companies in which the Heineken group has a direct interest and exercises a controlling influence on management decisions in partnership with other shareholders.

In the analyses of movements in various assets and liabilities, disclosures of 'Changes in the consolidation' relate to increases or decreases in the group's interests in consolidated companies.

There were a number of changes in the scope of the consolidation during the year. The most significant changes with regard to the financial statements are mentioned below.

	Consolidated from
Shikhan Brewery, Russia	1 October 2004
Volga Brewery, Russia	1 October 2004
Sobol Beer LLC, West Siberia	1 December 2004

These changes in the consolidation led to an increase in net turnover of €27 million.

The following interests of Heineken N.V. were expanded in 2004:

	Expanded from
Brau Union Aktiengesellschaft (BUAG), Austria, with operations in Austria, Poland, Romania, Hungary and the Czech Republic, from 60.3% to 100%	15 May 2004
Dinal LLP, Kazakhstan, from 51% to 99.99%	31 August 2004

Foreign currency and financial instruments

Hedging transactions to limit exchange risks are entered into only in respect of actual amounts receivable and payable and highly probable future cash flows in foreign currencies. The instruments used are forward contracts and options. Before such contracts are entered into, cash in- and outflows in a particular currency are netted off at group level as far as possible. Where foreign currency balance sheet positions have been hedged, they are translated at the exchange rate of the hedge. Recognition of results arising from hedging operations relating to future foreign currency cash flows is deferred until the relevant cash flows are accounted for.

Other foreign currency transactions in the profit and loss account are recognised at spot rates unless forward contracts have been entered into in connection with these transactions, in which case the forward rate applies.

The financial statements of non-eurozone companies are translated into euros. Assets and liabilities are translated at exchange rates on the balance sheet date. Profit and loss account items are translated at the average monthly exchange rates. The difference between the net profit based on average exchange rates and the net profit based on the exchange rates as at balance sheet date is accounted for in shareholders' equity. The profit and loss accounts of companies in hyperinflation countries are translated at exchange rates prevailing on the balance sheet date. Differences in book value arise from translation into euros of the opening balance of the shareholders' equity of the non-eurozone consolidated companies plus intra-group long-term loans granted to these companies. These differences are treated as revaluations and are credited or debited directly to group equity, with due allowance for taxation. Other differences due to exchange rate movements are accounted for directly in the profit and loss account.

Intangible fixed assets

Goodwill is calculated as the difference between the cost of an acquisition and its net asset value. In the case of acquisition of beverage wholesalers, the acquisition cost is almost entirely determined by the customer base, and this element is treated as goodwill.

As of 2003, goodwill is carried at cost less accumulated amortisation and impairment. Amortisation is calculated by the straight-line method based on the expected economic life of the assets concerned, subject to a maximum of 20 years.

Other intangible fixed assets, such as software, satisfying the applicable criteria are capitalised and amortised by the straight-line method over three years. If the net realisable value of intangible fixed assets is less than the carrying amount, a diminution in value is applied. Costs of internally developed brands, patents and licences and research and development are expensed.

Brands, patents and licences purchased with acquisitions are treated as part of the goodwill paid.

Tangible fixed assets

Except for land, which is not depreciated, tangible fixed assets are stated at replacement cost less accumulated depreciation. The following average useful life is used for depreciation purposes:

Buildings	30-40 years
Plant and equipment	10-30 years
Other fixed assets	5-10 years

The replacement cost is based on appraisals by internal and external experts, taking into account technical and economic developments. Other factors taken into account include the experience gained in the construction of breweries throughout the world.

Grants received in respect of investments in tangible fixed assets are deducted from the amount of the investment.

Projects under construction are included at cost.

Financial fixed assets

Non-consolidated participating interests where the group has a significant influence are stated at the Heineken share of the net asset value, which is determined on the basis of the Heineken accounting policies as far as possible. Other non-consolidated participating interests are stated at the lower of cost and market value, if permanently impaired.

Loans to non-consolidated companies and other financial fixed assets are carried at face value, less provisions for credit risks.

Impairment of assets

Regular assessments are made for any indications that intangible and tangible fixed assets might be impaired. If any such indications exist, the net realisable value is determined by taking into account the net present value of the future cash flows to be generated by the assets concerned or the net proceeds from sale. If the net realisable value of an asset is less than its book value, the difference is deducted from the carrying amount as an impairment loss. The impairment is first charged to the revaluation reserve, any remainder being charged to the profit and loss account.

Current assets

Stocks purchased from third parties are stated at replacement cost, based on prices from current purchase contracts and latest prices as at balance sheet date.

Finished products and work in progress are stated at manufactured cost based on replacement cost and taking into account the production stage reached.

Stocks of spare parts are depreciated on a straight-line basis taking account of obsolescence. If the recoverable amount or net realisable value of stocks is less than their replacement cost, provisions are formed in respect of the difference.

Advance payments on stocks are included at face value.

Receivables are carried at face value less a provision for credit risks and less the amount of deposits on returnable packaging.

Securities are carried at the lower of historical cost and quoted price, or estimated market value in the case of unlisted securities.

Cash is included at face value.

Revaluations

Differences in carrying amounts due to revaluations are credited or debited to group equity, less an amount in respect of deferred tax liabilities where applicable.

Provisions

The provision for deferred tax liabilities is formed in respect of timing differences between valuation for tax purposes and valuation according to the accounting policies for reporting purposes.

A provision is also formed for the withholding tax to be deducted from undistributed profits of foreign group companies. The liabilities are calculated at the standard tax rates on balance sheet

date and are stated at face value. Deferred tax assets are netted off against deferred tax liabilities of the same kind over matching periods. A net deferred tax asset is not recognised unless future realisation is reasonably certain.
Provisions connected with reorganisation plans are calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes. The expected degree of employee participation in the schemes concerned is taken into account.

Employee benefits
Employee benefits are accounted for on the basis of GAR 271 Employee benefits, which is based on IAS 19.
Funded liabilities concern plans which are not administered by the company.
Unfunded liabilities concern plans administered by the company. The pension costs of pension rights granted are made up of that part of the movement in the net present value of the pension rights granted, accrued interest, the expected income from fund investments plus rights to fees, actuarial gains and losses, charges in respect of the period of service and the effect of any restrictions on plans or the termination of plans. Contributions to pension plans by employees are deducted from the increase in the net present value of pension rights in the profit and loss account.
The discount factor used for the net present value calculations is based on interest rates on corporate bonds with maturities approximately corresponding to the timing of the pension obligations. The unrecognised actuarial gains and losses falling outside the 'corridor' are attributed to the average remaining period of service of employees. Actuarial calculations are performed each year by external actuaries.
Contributions to defined-contribution pension plans are charged to the profit and loss account in the year in which they are payable.

Long-term borrowings
Long-term interest-bearing loans are included at face value taking into account any discounts or premiums and associated transaction costs. Discounts and premiums plus costs are charged to the profit and loss account as interest expenses over the period of the loan. Other long-term borrowings are stated at face value.

Current liabilities
Current liabilities are stated at face value.

Determination of results
Income and expenses are accounted for in the profit and loss account at the time of supply of the relevant goods or services and transfer of title to the purchaser.
Net turnover means the proceeds from sales of products and services supplied to third parties, net of sales taxes, direct customer discounts and excise duties.
Raw materials and consumables are stated at replacement cost in the profit and loss account.
Depreciation charges based on replacement cost are calculated on a straight-line basis according to the estimated useful lives of the assets concerned.
The results of non-consolidated participating interests consist of dividends made payable during the year by companies carried at cost and Heineken's share of the net profits of companies carried at net asset value. The share of the results of companies carried at net asset value is calculated as far as possible in accordance with group accounting policies for the determination of results, taking account of taxation and minority interests.
Interest expenses are allocated to the periods to which they relate. Results arising from operations involving interest rate hedging instruments are also accounted for as interest. Such instruments are used to hedge the risk of a reduction in interest income on surplus funds temporarily invested in bank deposits due to falling interest rates and higher interest charges on interest-bearing liabilities due to interest rate rises. Interest rate hedging instruments are not used without a corresponding underlying position.
Taxation on profits is calculated on the profit shown in the financial statements by applying the standard tax rates, taking into account tax payable by the group on profit distributions by participating interests and applicable tax facilities. Differences between the amount thus calculated and the tax actually payable for the year are accounted for in the provision for deferred tax liabilities.

Intangible fixed assets	Goodwill	Software and other	Total
Position as at 1 January 2004	1,093	58	1,151
Changes in the consolidation	661	3	664
Investments less disposals	3	17	20
Exchange differences	– 3	–	– 3
Amortisation and value adjustments	– 81	– 31	– 112
Position as at 31 December 2004	1,673	47	1,720
This book value is made up as follows:			
Historical cost	1,790	138	1,928
Accumulated amortisation	– 117	– 91	– 208
	1,673	47	1,720

The investment in goodwill in 2004 relates mainly to the expansion of the interest in the BBAG group in Austria. It also relates to the acquisitions of Shikhan and Volga Brewery in Russia, Sobol Beer LLC in West Siberia and the expansion of the interest in Dinal LLP in Kazakhstan. Finally, it relates to the expansion of existing interests and acquisitions of beverage wholesalers.

Tangible fixed assets	Land and buildings	Plant and equipment	Other fixed assets	Projects under construction	Total
Position as at 1 January 2004	1,772	2,050	982	191	4,995
Changes in the consolidation	– 1	80	7	2	88
Investments less disposals	22	185	250	180	637
Completed projects	58	101	52	– 211	–
Exchange differences	5	2	3	1	11
Revaluations	11	22	8	–	41
Depreciation and value adjustments	– 71	– 266	– 308	–	– 645
Position as at 31 December 2004	1,796	2,174	994	163	5,127
This book value is made up as follows:					
Replacement cost	3,681	5,806	2,772	163	12,422
Accumulated depreciation	– 1,885	– 3,632	– 1,778	–	– 7,295
	1,796	2,174	994	163	5,127
The aggregate amount of revaluations included in the book value as at 31 December 2004 is:	245	318	41	–	604

Other fixed assets includes vehicles, office equipment and returnable packaging.
Projects under construction also include advance payments on tangible fixed assets on order.
Some of the tangible fixed assets are encumbered with mortgages totalling €140 million (2003: €108 million).

Financial fixed assets	Non-consolidated participating interests		Other financial	Total
	Shares	*Loans*	fixed assets	
Position as at 1 January 2004	429	4	689	1,122
Change in accounting policies	–	–	– 160	– 160
Changes in the consolidation	– 7	–	24	17
Additions/loans granted	26	4	202	232
Disposals/loan repayments	– 45	–	– 224	– 269
Revaluations/exchange differences	– 3	–	–	– 3
Share in net profit/sale proceeds	38	–	–	38
Dividends received	– 8	–	–	– 8
Other value adjustments	– 190	–	–	– 190
Position as at 31 December 2004	240	8	531	779

Other financial fixed assets includes €317 million (2003: €339 million) in respect of loans to customers and €17 million (2003: €18 million) in respect of deferred tax assets.

		2004		**2003**
Stocks				
Raw materials	**135**		140	
Work in progress	**81**		71	
Finished products	**206**		215	
Goods for resale	**123**		147	
Non-returnable packaging	**60**		68	
Other stocks	**166**		175	
Advance payments on stocks	**8**		18	
		779		834

Receivables				
Amounts falling due within one year:				
Trade debtors	**1,270**		1,306	
Packaging deposits	**– 322**		– 316	
		948		990
Non-consolidated participating interests		**24**		21
Other amounts receivable		**192**		215
Prepayments and accrued income		**145**		154
		1,309		1,380

		2004		2003
Securities				
Listed securities	54		63	
Unlisted securities	22		13	
		76		76
Cash				
Cash in hand and at bank	308		494	
Short-term cash deposits	320		846	
		628		1,340

Total cash not freely disposable amounts to €50 million (2003: €194 million), mainly relating to letters of credit.

		2004		2003
Shareholders' equity				
Position as at 1 January	1,584		1,319	
Change in accounting policies	– 94		–	
Exchange differences	1		– 76	
Revaluations	16		20	
Net profit for the year	269		399	
Dividend	– 86		– 78	
Position as at 31 December		1,690		1,584

Dividend relates to the final dividend for 2003 of €47 million and the interim dividend for 2004 of €39 million. For an analysis of shareholders' equity, reference is made to the balance sheet of Heineken Holding N.V. as at 31 December 2004.

		2004		2003
Minority interests in Heineken N.V.				
Position as at 1 January	1,583		1,318	
Change in accounting policies	– 93		–	
Exchange differences	1		– 76	
Revaluations	16		20	
Net profit for the year	268		399	
Dividend	– 86		– 78	
Position as at 31 December		1,689		1,583

		2004		2003
Minority interests in other group companies				
Position as at 1 January	**732**		393	
Change in accounting policies	**– 3**		–	
Changes in the consolidation	**– 267**		400	
Exchange differences	**3**		– 65	
Revaluations	**– 2**		19	
Minority interests in group profit	**85**		66	
Dividends payable to minority shareholders	**– 63**		– 83	
Share issue	**– 2**		2	
Position as at 31 December		**483**		732

Provisions	Deferred tax liabilities	Pension liabilities	Reorganisation provisions	Other provisions	Total
The movements were:					
Position as at 1 January 2004	415	526	173	253	1,367
Change in accounting policies	– 100	– 526	–	– 20	– 646
Changes in the consolidation	– 75	–	6	– 25	– 94
Revaluations/exchange differences	– 1	–	–	– 3	– 4
Added/released	17	–	45	– 13	49
Utilised	–	–	– 52	– 22	– 74
Other movements	– 29	–	–	– 1	– 30
Position as at 31 December 2004	227	0	172	169	568

Additions due to planned and announced restructuring programmes are charged to the profit and loss account, with the exception of restructuring programmes relating to recently acquired companies, which are taken into account in the calculation of goodwill.

The other provisions comprise provisions formed for receivables from participating interests, for contracts of surety provided and for current lawsuits. Approximately €482 million of the provisions (2003: €1,258 million) has a term in excess of one year.

		2004
Employee benefits		
Net present value of unfunded liabilities	**422**	
Net present value of funded liabilities	**2,176**	
Fair value of the investments	**– 1,843**	
Net present value of pension rights granted		**755**
Unrecognised actuarial gains and losses		**– 121**
Liability included in the balance sheet		**634**
Provision for other deferred benefits		**46**
Position as at 31 December		**680**

Employee benefits	Promised pension arrangements	Other deferred benefits	Total
Position as at 1 January 2004	–	–	–
Change in accounting policies	661	47	708
Changes in the consolidation	–	– 1	– 1
Costs charged to the profit and loss account	96	10	106
Utilised	– 123	– 10	– 133
Position as at 31 December 2004	634	46	680

The promised pension arrangements relate mainly to pension schemes in the Netherlands, Greece, Austria, Ireland and Nigeria.

	2004
Costs charged to the profit and loss account	
Increase in net present value of pension rights	**80**
Interest charges relating to pension liabilities	**132**
Expected investment yield	**– 105**
Effect of restrictions to and termination of schemes	**– 11**
	96

Principal actuarial assumptions

For the adoption of Guidelines for Annual Reporting in the Netherlands, GAR 271 'Employee benefits', the following actuarial assumptions were made in calculating the staff provisions as at 1 January 2004 for the 2004 financial year:

at 1 January 2004 and 31 December 2004 *in percentage*	
Discount factor	3.5 – 19.0
Expected investment yield	4.0 – 6.6
Future pay increases	2.1 – 17.0
Future pension increases	1.5 – 2.5
Medical costs percentage	5.0

Long-term borrowings	2004 Total	2004 More than 5 years	2003 Total	2003 More than 5 years
Amounts falling due after more than one year relate to:				
Bond loan, in €, interest rate 4.375%	**498**	**498**	497	497
Bond loan, in €, interest rate 5%	**596**	**596**	596	596
Bond loan, in €, interest rate 4.94% (2003: 5.01%)	**198**	**–**	202	–
Loans from credit institutions, in €, average interest rate 3.59% (2003: 4.22%)	**1,030**	**50**	1,139	160
Loans from credit institutions, in PLN, average interest rate 7.11% (2003: 5.97%)	**41**	**–**	26	–
Loans from credit institutions, in CLP, average interest rate 3% (2003: 3.66%)	**61**	**16**	75	17
Loans from credit institutions, in EGP, average interest rate 11.2% (2003: 12%)	**49**	**–**	19	–
Other private loans, in various currencies, average interest rate 5.29% (2003: 4.86%)	**147**	**15**	114	16
Other loans, interest-free	**22**	**9**	53	18
	2,642	**1,184**	2,721	1,304

Financing activities

The interest-bearing loans are carried at face value plus any premiums and less associated costs.

The other liabilities are carried at face value.

In 2003, a credit facility for €1,200 million was contracted with a syndicate of banks at an interest rate of 0.225% over Euribor, maturing in December 2008. As at 31 December 2004, an amount of €50 million had been drawn down from this credit facility.

A number of other loans was also contracted, mainly at variable interest rates.

The average interest rate in 2004 was 4.44% (2003: 4.72%).

		2004		2003
Net interest-bearing debt position				
Long-term borrowings	**2,620**		2,668	
Current portion of long-term borrowings	**143**		153	
Bank overdrafts	**517**		679	
Short-term deposits and other short-term interest-bearing debt	**291**		260	
		3,571		3,760
Securities	**76**		76	
Cash	**628**		1,340	
		704		1,416
Net interest-bearing debt position		**2,867**		2,344

	2004		2003	
Current liabilities				
Amounts falling due within one year relate to:				
Repayment commitments on long-term borrowings	**143**		174	
Bank overdrafts	**517**		679	
Suppliers	**780**		745	
Taxation and social security contributions	**341**		392	
Dividend	**14**		16	
Short-term deposits and other short-term interest-bearing debt	**291**		260	
Amounts owed to non-consolidated participating interests	**9**		4	
Other creditors	**207**		224	
Accruals and deferred income	**364**		417	
		2,666		2,911

Tangible fixed assets totalling €68 million (2003: €68 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beer, soft drinks and spirits and import duties.

	2004	2003
Off-balance-sheet commitments		
Tenancy and operating leases	**115**	98
Capital expenditure commitments, unless already included in tangible fixed assets	**137**	60
Long-term raw material purchase contracts	**161**	155
Declarations of joint and several liability	**739**	519
Other off-balance-sheet commitments	**119**	56
Commitment to acquire the remaining GeBAG shares	**–**	112

Heineken is involved in various lawsuits and claims in connection with ordinary activities. Despite the fact that the outcome of the various proceedings cannot be stated with any certainty, the management believes that any adverse results will not have any material effect on the financial position and profits.

Financial instruments

Financial instruments, accounted for as assets and liabilities in the balance sheet, are used in the normal course of business and use is also made of financial derivatives.

The financial instruments included in the balance sheet are made up of financial fixed assets, trade debtors, other amounts receivable, cash, long-term borrowings and current liabilities. Heineken is exposed to interest rate, exchange rate and credit risks on these financial instruments. To limit the risks, use is made of interest rate derivatives, such as interest rate swaps, forward rate agreements, caps and floors, minimising the effects of interest rate fluctuations on results. In addition, forward exchange contracts are used to limit the effects of exchange rate movements on results.

Hedging policy

Exchange rate and interest rate hedging operations are governed by a precisely defined policy and strict rules. Heineken is also exposed to translation and transaction risks. Translation risks are limited to a certain extent by financing in local currencies. Transaction risks arise mainly on cash flows in foreign currencies generated by export activities. The most important foreign currency cash flow is in US dollars. After deduction of dollar-denominated costs, a net cash flow in US dollars remains. This cash flow is hedged well in advance by means of a combination of forward contracts and options. This policy reduces the volatility of export results due to short-term fluctuations in the value of the US dollar against the euro. Transactions are entered into with a limited number of counterparties with excellent credit ratings. The activities are closely monitored, independently of implementation.

	2004	2003
Financial instruments		
Contract value as at 31 December:		
Currency hedging instruments in US dollars	**741**	649
Currency hedging instruments in other currencies	**208**	101
Interest-hedging instruments	**1,502**	1,414

Exchange risks

The foreign exchange hedging operations in 2004 produced an average exchange rate of 1.13 US dollars to the euro on a total of 770 million US dollars. The expected net cash flow in 2005 amounts to approximately 810 million US dollars. As at 31 December 2004, 706 million US dollars of the expected 2005 cash flow had been hedged at an average exchange rate of 1.27 US dollars to the euro. The expected cash flow for 2006 had not yet been hedged as at 31 December 2004.

Interest rate risks

As far as possible, Heineken opts for a 50/50 mix of fixed and variable interest rates in its financing operations, possibly combined with the use of interest rate instruments. The composition of the interest-bearing debt as at 31 December 2004 reflects this endeavour.
The interest rate instruments used are interest rate swaps, forward rate agreements, caps and floors.

Market value

The market value of interest rate and exchange rate instruments is the amount for which the financial instruments concerned can be bought or sold in a free market. The market value of the financial instruments amounts to €40 million (2003: €117 million). The maturity of the exchange rate hedging instruments is less than one year. Interest rate hedging instruments maturing after one year amount to €1,337 million.
The market value of long-term loans may differ from the amount at which they are carried in the balance sheet.

		2004		2003
Raw materials, consumables and services				
Raw materials	**684**		625	
Packaging	**1,149**		1,072	
Goods for resale	**1,220**		1,137	
Marketing and selling expenses	**1,199**		1,131	
Transport costs	**520**		454	
Energy and water	**181**		163	
Repair and maintenance	**233**		205	
Other expenses	**841**		770	
		6,027		5,557

The movement in work in progress and finished products (decrease of €20 million, excluding revaluations and changes in the consolidation) is included in the appropriate component of production costs, i.e. raw materials, packaging materials, excise duties and, with regard to the fixed cost element of stocks, other expenses.

		2004		2003
Personnel costs				
Salaries and wages	**1,331**		1,200	
Pension costs	**121**		118	
Other social security costs	**259**		259	
Other staff costs	**251**		260	
		1,962		1,837
Personnel costs capitalised in connection with production of tangible fixed assets for use by the group		**−5**		−5
		1,957		1,832

Other personnel costs include amounts added to reorganisation provisions.

		2004		2003
Number of employees				
The average number of employees was:				
Fully consolidated participating interests:				
Netherlands	**4,885**		5,256	
Central and Eastern Europe	**15,897**		14,829	
Rest of Europe	**14,919**		14,820	
The Americas	**1,760**		1,534	
Africa and the Middle East	**10,982**		11,378	
Asia/Pacific	**1,024**		1,316	
		49,467		49,133
Proportionally consolidated participating interests:				
Central and Eastern Europe	**947**		962	
Rest of Europe	**3,090**		3,204	
The Americas	**3,846**		3,901	
Africa and the Middle East	**583**		563	
Asia/Pacific	**3,799**		3,508	
		12,265		12,138
Total		**61,732**		61,271
Amortisation/depreciation and value adjustments				
Depreciation of tangible fixed assets	**645**		560	
Amortisation of capitalised goodwill	**81**		31	
Amortisation of other intangible fixed assets	**31**		18	
		757		609
Value adjustments to other assets		**16**		35
		773		644

The value adjustments to other assets relate mainly to provisions for stocks of finished products and spares held by various operating companies.

		2004		2003
Results of and value adjustments to non-consolidated participating interests				
Share in net result of participating interests carried at net asset value	**21**		13	
Dividends received from participating interests carried at cost	**12**		17	
Book profit on sale of 15% interest in Quilmes	**–**		71	
Book profit on sale of Whitbread	**17**		–	
Write-down of interest in Kaiser	**– 190**		–	
		– 140		101

The movement in the value of the real against the euro and the financial results of Cervejarias Kaiser in Brazil led to a write-down of the interest amounting to €190 million, this being the total amount of the original investment.

Interest				
Interest paid	**– 227**		– 180	
Interest received	**47**		40	
		– 180		– 140

Taxation				
Taxation		**– 306**		– 319
The main components of the taxation charge are:				
Profit before taxation excluding the results of non-consolidated participating interests		**1,068**		1,082
Taxation charge at the tax rate prevailing in the Netherlands	**34.5%**	**368**	34.5%	373
Effect of tax rates outside the Netherlands	**– 3.4%**	**– 36**	– 3.8%	– 41
Non-allowable expenses	**4.7%**	**50**	3.3%	36
Utilisation of tax losses carried forward	**– 0.8%**	**– 9**	– 1.6%	– 17
Tax losses not recognised	**0.8%**	**9**	0.9%	10
Overprovided in prior years	**– 2.4%**	**– 26**	– 1.6%	– 18
Tax incentives and other differences	**– 4.7%**	**– 50**	– 2.2%	– 24
Effective tax burden	**28.7%**	**306**	29.5%	319

Taxation amounts to 28.7% (2003: 29.5%) of the group profit before tax not including the results of non-consolidated companies.

		2004
Tax losses		
As at 31 December 2004, the group had tax losses totalling €198 million, expiring as follows:		
2005	**61**	
2006	**14**	
2007	**15**	
2008	**13**	
2009	**3**	
Later than 2009	**92**	
Total		**198**

An amount of €54 million relating to these tax losses has been recognised as deferred taxes. Due to the uncertainty regarding the ability to realise the remaining tax losses, they have not been recognised.

Segmented information

Information by geographical area
As almost the entire net turnover of the group is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported on a segmented basis. The following five regions are distinguished: Western Europe, Central and Eastern Europe, the Americas, Africa and the Middle East and Asia/Pacific. Revenues and results are allocated to the region where the product is sold to the consumer.

Results by region	Western Europe		Central and Eastern Europe		The Americas[1]	
	2004	2003	**2004**	2003	**2004**	2003
Net turnover						
Third-party sales proceeds	**5,143**	5,140	**1,845**	1,129	**1,510**	1,496
Interregional sales proceeds	**1,067**	1,264	**14**	1	**–**	1
Total sales proceeds	**6,210**	6,404	**1,859**	1,130	**1,510**	1,497
Proceeds from services	**138**	156	**35**	15	**4**	4
Net turnover	**6,348**	6,560	**1,894**	1,145	**1,514**	1,501
Operating profit before amortisation of goodwill	**629**	593	**188**	93	**284**	369
Amortisation of goodwill	**– 6**	– 9	**– 59**	– 10	**– 15**	– 11
Operating profit	**623**	584	**129**	83	**269**	358
Results of non-consolidated participating interests	**4**	3	**3**	1	**14**	16
Value adjustments to non-consolidated participating interests	**17**	–	**–**	–	**– 190**	71
Interest						
Taxation						
Minority interests in the results of group companies of Heineken N.V.						
Net profit on ordinary activities of Heineken N.V.						
Minority interests in the profit of Heineken N.V.						
Net profit						
Beer volumes						
Consolidated volume	**38,516**	40,245	**30,605**	19,680	**11,470**	10,129
Minority interests	**4,692**	4,012	**974**	931	**2,935**	1,964
Licences	**286**	470	**–**	–	**141**	419
Interregional volume	**8,801**	8,918	**6**	7	**9**	13
Group volume	**52,295**	53,645	**31,585**	20,618	**14,555**	12,525

[1] Including Caribbean.

Export revenues and results are also allocated to the regions. Most of the export production facilities are located in Western Europe. Sales to the other regions are charged at transfer prices which include a surcharge for cost of capital.

Africa and the Middle East		Asia/Pacific		Eliminations		Consolidated	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
834	822	**467**	462	**–**	–	**9,799**	9,049
1	1	**–**	–	**– 1,082**	– 1,267	**–**	–
835	823	**467**	462	**– 1,082**	– 1,267	**9,799**	9,049
55	53	**3**	5	**– 29**	– 27	**206**	206
890	876	**470**	467	**– 1,111**	– 1,294	**10,005**	9,255
169	150	**59**	48	**–**	–	**1,329**	1,253
– 1	– 1	**–**	–	**–**	–	**– 81**	– 31
168	149	**59**	48	**–**	–	**1,248**	1,222
5	4	**7**	6	**–**	–	**33**	30
–	–	**–**	–	**–**	–	**– 173**	71
						– 180	– 140
						– 306	– 319
						– 85	– 66
						537	798
						– 268	– 399
						269	399
10,788	10,433	**5,312**	4,750	**–**	–	**96,691**	85,238
335	330	**3,227**	2,733	**–**	–	**12,163**	9,970
2,360	1,943	**987**	929	**–**	–	**3,774**	3,761
28	22	**–**	–	**– 8,844**	– 8,960	**–**	–
13,511	12,728	**9,526**	8,412	**– 8,844**	– 8,960	**112,628**	98,969

Balance sheet by region[1]	Western Europe		Central and Eastern Europe		The Americas[2]		Africa and the Middle East		Asia/Pacific		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Operating assets	**4,388**	4,690	**3,376**	2,764	**896**	904	**780**	872	**343**	392	**9,783**	9,622
Non-consolidated participating interests	**4**	32	**36**	36	**90**	283	**76**	61	**35**	17	**241**	429
Total assets	**4,392**	4,722	**3,412**	2,800	**986**	1,187	**856**	933	**378**	409	**10,024**	10,051
Invested cash											**394**	847
Total assets as per balance sheet											**10,418**	10,898
Total provisions and liabilities	**3,998**	4,201	**1,137**	1,306	**686**	616	**548**	697	**187**	179	**6,556**	6,999
Total liabilities as per balance sheet											**6,556**	6,999
Group equity											**3,862**	3,899
Investments in goodwill	**25**	84	**621**	670	**8**	286	**– 23**	81	**30**	1	**661**	1,122
Investments in other intangible fixed assets	**9**	11	**8**	4	**2**	9	**1**	2	**–**	–	**20**	26
Investments in tangible fixed assets	**337**	324	**138**	99	**24**	23	**119**	139	**19**	26	**637**	611
Amortisation of and value adjustments to goodwill	**6**	9	**59**	10	**15**	11	**1**	1	**–**	–	**81**	31
Amortisation of and value adjustments to other intangible fixed assets	**19**	12	**8**	4	**3**	2	**1**	–	**–**	–	**31**	18
Depreciation of and value adjustments to tangible fixed assets	**364**	358	**168**	113	**40**	31	**65**	43	**8**	15	**645**	560

[1] The 2003 figures have been restated for comparison purposes.
[2] Including Caribbean.

Notes to the Consolidated Cash Flow Statement

The consolidated cash flow statement has been drawn up using the indirect method. The various consolidated balance sheet and profit and loss account items have been adjusted for changes which have no effect on the receipts and payments during the year.

Working capital comprises stocks, receivables and current liabilities (excluding bank overdrafts and repayment commitments on long-term borrowings). The cash flow from investing activities relates to the net amount of investments and disposals. The net cash position consists of cash in hand and at bank, securities and bank overdrafts.

	Provisions	Employee benefits	Long-term borrowings	Repayment commitments
Position as at 1 January 2004	1,367	–	2,721	174
Change in accounting policies	– 646	708	– 31	–
Revaluation/exchange differences	– 4	–	– 1	2
Changes in the consolidation	– 94	– 1	28	–
Other non-cash-flow movements	– 30	–	– 276	291
Cash flow statement	– 25	– 27	201	– 324
Position as at 31 December 2004	568	680	2,642	143

Working capital

Position as at 1 January 2004	303
Revaluation/exchange differences	– 18
Changes in the consolidation	– 16
Other non-cash-flow movements	– 10
Cash flow movements	– 93
Position as at 31 December 2004	166

Participating interests

of significance for the true and fair view
required by law

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to the legal entities established in the Netherlands, marked with a ◦ below.

Fully consolidated participating interests		Participating interest in %
Heineken N.V.	Amsterdam	50.005
◦ Heineken Nederlands Beheer B.V.	Amsterdam	100.0
◦ Heineken Brouwerijen B.V.	Amsterdam	100.0
◦ Heineken Nederland B.V.	Amsterdam	100.0
◦ Heineken International B.V.	Amsterdam	100.0
◦ Heineken Technical Services B.V.	Amsterdam	100.0
◦ Amstel Brouwerij B.V.	Amsterdam	100.0
◦ Amstel Internationaal B.V.	Amsterdam	100.0
◦ Vrumona B.V.	Bunnik	100.0
◦ Invebra Holland B.V.	Amsterdam	100.0
◦ B.V. Beleggingsmaatschappij Limba	Amsterdam	100.0
◦ Brand Bierbrouwerij B.V.	Wijlre	100.0
◦ Beheer- en Exploitatiemaatschappij Brand B.V.	Wijlre	100.0
Heineken France	Paris (France)	100.0
Heineken España S.A.	Seville (Spain)	98.2
Heineken Italia S.p.A.	Pollein (Italy)	100.0
Athenian Brewery S.A.	Athens (Greece)	98.8
Brau Union AG [1]	Linz (Austria)	100.0
Grupa Żywiec S.A.	Żywiec (Poland)	61.8
Heineken Ireland Ltd.[2]	Cork (Ireland)	100.0
Heineken Slovensko A.S.	Nitra (Slovakia)	100.0
Karlovacka Pivovara d.d.	Karlovac (Croatia)	94.4
Heineken Switzerland A.G.	Chur (Switzerland)	100.0
Mouterij Albert N.V.	Ruisbroek (Belgium)	100.0
Ibecor S.A.	Brussels (Belgium)	100.0
Affligem Brouwerij BDS N.V.	Opwijk (Belgium)	100.0
LLC Heineken Brewery	St. Petersburg (Russia)	100.0
Dinal LLP[1]	Almaty (Kazakhstan)	99.9
Heineken USA Inc.	White Plains (United States)	100.0
Antilliaanse Brouwerij N.V.	Willemstad (Netherlands Antilles)	56.8
Commonwealth Brewery Ltd.	Nassau (Bahamas)	53.2
Windward & Leeward Brewery Ltd.	Vieux Fort (St. Lucia)	72.7
Cervecerias Baru-Panama S.A.	Panama City (Panama)	74.8
Nigerian Breweries Plc.	Lagos (Nigeria)	54.1
Al Ahram Beverages Company	Cairo (Egypt)	99.9
Brasserie Almaza S.A.L.	Beirut (Lebanon)	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	Kinshasa (D.R. Congo)	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Kigali (Rwanda)	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Bujumbura (Burundi)	59.3
Brasseries de Bourbon S.A.	St. Denis (Réunion)	85.6
P.T. Multi Bintang Indonesia Tbk.	Jakarta (Indonesia)	84.5

Proportionally consolidated participating interests

The companies listed below are proportionally consolidated because control of these companies is exercised jointly and directly by virtue of an agreement with the other shareholders.

		Participating interest in %
BrauHolding International AG	Munich (Germany)	49.9
Zagorka Brewery A.D.	Stara Zagora (Bulgaria)	49.0
Pivara Skopje A.D.	Skopje (Macedonia)	27.6
Brasseries du Congo S.A.	Brazzaville (Congo)	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	42.1
Shanghai Asia Pacific Brewery Co. Ltd.	Shanghai (China)	44.7
Hainan Asia Pacific Brewery Ltd.	Haikou (China)	46.1
South Pacific Brewery Ltd.	Port Moresby (Papua New Guinea)	31.9
Vietnam Brewery Ltd.	Ho Chi Minh City (Vietnam)	25.3
Cambodia Brewery Ltd.	Phnom Penh (Cambodia)	33.7
DB Breweries Ltd.	Auckland (New Zealand)	42.1
Compania Cervecerias Unidas S.A.	Santiago (Chile)	30.8

Non-consolidated participating interests carried at net asset value

Cervecerias Costa Rica S.A.	San José (Costa Rica)	25.0
Guinness Anchor Berhad	Petaling Jaya (Malaysia)	10.7
Thai Asia Pacific Brewery Co. Ltd.	Bangkok (Thailand)	14.8

Other non-consolidated participating interests carried at cost

Namibia Breweries Ltd.	Windhoek (Namibia)	14.5
Cervejarias Kaiser Brasil S.A.	São Paulo (Brazil)	20.0

Amsterdam, 21 February 2005
Board of Directors

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

[1] Expansion of interest in 2004.
[2] In accordance with the provisions of Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. has given irrevocable guarantees for the financial year from 1 January 2004 to 31 December 2004 in respect of the liabilities, as referred to in Section 5(c) of that Act, of the subsidiary companies Heineken Ireland Limited and Heineken Ireland Sales Limited.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores	125 shares

The members of the board of this foundation are
C.L. de Carvalho-Heineken, chairman
M. Das
R.H. Meppelink
H.A. Oosters

Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares

The members of the board of this foundation are
J.C. Posch, chairman
W. de Ruiter

The company and the board members of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:

Article 4, para. 8	(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2	(priority shareholders draw up binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5	(priority shareholders give approval for exercising voting rights on shares)
Article 9, para. 1	(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 12, para. 1	(4% dividend, after distribution of dividend to holders of A and B shares)
Article 15, para. 1	(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 16, para. 3	(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 12, para. 1: Out of the profit as shown by the profit and loss account adopted by the general meeting of shareholders, after any compulsory additions to the reserves to be held by law have been deducted from this profit, the holders of A shares and then the holders of B shares shall first receive the same dividend as is paid out by Heineken N.V. for the year concerned, having due regard to the provisions of para. 5.

From what remains after the distribution to holders of A and B shares, the holders of priority shares shall receive a four per cent dividend, and the remainder shall be at the disposal of the meeting of holders of B shares, which may appropriate the profit due to holders of B shares for distribution to holders of B shares or to form a dividend reserve, provided such distribution is made in cash. This dividend reserve shall be at the disposal of the meeting of holders of B shares.

Article 12, para. 5: Profit distributions may only be made if the shareholders' equity of the company exceeds the amount of the paid-up and called capital plus the reserves to be maintained by law.

Remuneration of the Board of Directors
Pursuant to the company's Articles of Association, Article 7, para. 4, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors
As at 31 December 2004, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit *in thousands of euros*

Profit for 2004 as shown by the profit and loss account	268,527
Addition to the statutory reserve	170,522
Leaving for dividend distribution	98,005
From this amount, an interim dividend was made payable on 21 September 2004 amounting to	39,202
On the assumption that the dividend proposal for 2004 is approved by the general meeting of shareholders of Heineken N.V., a final dividend of €0.24 per share will be at the disposal of holders of A and B shares	58,803*
Total	98,005

* This amount also includes the dividend of 4% payable to holders of priority shares.

Auditors' Report

Introduction

We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2, of the Dutch Civil Code.

Amsterdam, 21 February 2005
KPMG Accountants N.V.

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

Translation
Mac Bay Consultants

Graphic Design
and Electronic Publishing
Design Studio Hans Kentie BNO

Colour separations
Nederlof Repro

Printing
Boom Planeta Graphics

Binding
Binderij Hexspoor